UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: February 2007	File No: 0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated February 7, 2007

2.

News Release dated February 8, 2007

3.

News Release dated February 12, 2007

4.

News Release dated February 21, 2007

5.

News Release dated February 22, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: February 27, 2007	Signed: /s/ Joanne Freeze Joanne Freeze, Director

DNT: TSX

NEWS RELEASE

REX: TSX-V

DRILLING RESULTS PAMEL PROPERTY, CENTRAL PERU

Vancouver, British Columbia, February 7th, 2007. Candente Resource Corp. (DNT:TSX) (“Candente”) and Orex Ventures Inc. (REX:TSX-V) report that gold analytical results have been received for seven of the nine holes drilled to date on the Pamel Property in Central Peru. The drilling program has been expanded to include two additional holes.

The first seven holes contained some anomalous gold values (117 to 327 parts per billion) from hydrothermal breccias and silica alteration. ICP analyses, which detect levels of 35 base and indicator elements such as silver, lead, zinc, barium, antimony and mercury have been received for the first 4 holes to date. Anomalous levels of barium, antimony and lead have been detected in some of the holes confirming that the mineral assemblage fits the high sulphidation model being tested by drilling.

Spectral analysis of the core in a number of the holes drilled at Pamel has identified silica-alunite alteration mineral assemblages similar to those seen in other economic high sulphidation systems in Peru such as at Yanacocha and Pierina. The alteration system at Pamel has proven to be very extensive.

The two additional drill holes will test areas where surface mapping and results from the initial drill holes indicate potential for mineralization at depth. Drill hole 10 is now in progress and a total of 2,167 metres have been drilled to date. Approximately 2500 metres (m) (8200 feet) are planned to be drilled in the 11 holes. Diamond drilling is being carried out by MDH S.A.C. of Lima, Peru and HQ size core to 150m and NQ size core below 150m is being recovered. The drill machine being used is a Longyear 38. The second drill reported in News Release 190, dated January 3, 2007, has completed the holes it was to drill and has been removed from the property due to deteriorating weather conditions.

Drilling has been focused on an extensive high sulphidation style gold-silver target. This target comprises a highly resistive body with features typical of massive silica which has been delineated over a length of 2 kilometres (km) and a width of up to 500 metres (m) by an Induced Polarization (IP) survey. Anomalous levels of gold, silver, lead, arsenic, barium, mercury and antimony in soils occur with or near the resistive body and continue for approximately 1 km to the north-east. The elements mentioned above are typical of high sulphidation gold-silver systems and the coincidence of them with the resistive body indicate that they are related (See News Release 171 dated July 11th, 2006).

All results, maps and photos can be viewed at: http://www.candente.com/s/PeruProjects_Pamel.asp.

All samples are being collected by Candente’s Peruvian geologists in accordance with industry standards and are being submitted to Actlabs in Lima, Peru. Robert van Egmond, P.Geo., Manager Exploration Peru for Candente, is the Qualified Person as defined by NI 43-101 for the project discussed above and has read and approved the contents of this release. Gold analyses are being carried out by fire assay with an Atomic Absorption (AA) finish in Actlabs laboratory in Lima. An additional 35 elements will be analyzed using Inductively Coupled Plasma (ICP) in Actlabs laboratory in Ontario, Canada.

Orex has the right to earn a 51% interest in the property (See News Release 146 dated November 28th, 2005).

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

Orex is a junior mineral exploration company, comprised of highly qualified mining professionals with a current focus on the exploration of prospective gold properties in Peru. Management is actively engaged in the acquisition of new properties in South America.

Joanne Freeze, P. Geo.

Gary Cope

President & CEO

President & CEO

Candente Resource Corp.

Orex Ventures Inc. Release No. 196

For further information from Candente, please contact Evelyn Cox at: (604) 689-1957 or toll free 1-877-689-1964

info@candente.com

www.candente.com.

For further information from Orex, please contact Investor Relations at: (604) 684-4691

info@orexgold.com

www.orexgold.com.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those

DNT: TSX

NEWS RELEASE

CAN: TSX-V

DRILL TARGETS IDENTIFIED AT EL ORO GOLD-SILVER PROPERTY, MEXICO

Vancouver, British Columbia, February 8th, 2007. Candente Resource Corp. (DNT:TSX) (Candente) and Canaco Resources Inc. (CAN:TSX.V) (Canaco) are pleased to announce that 33 drill targets have been identified on the El Oro gold-silver property in Central Mexico. A total of approximately 4,000 metres (m) in 10 to 14 holes are planned to be drilled in a Phase I program which is expected to commence in March 2007.

Drilling will test several targets in the Oriente Zone, which is the eastern extension of the prolific El Oro ore shoot trend. The Oriente Zone has had no mining and little exploration and is covered by younger volcanic rocks, which mask favourable host rocks and potential veins. Five exposures of the favourable host rocks have been found and all of these have extensive alteration and veining typical of the El Oro gold-silver veins.

Phase I drilling will also test both down-dip and lateral extensions of four of the most prolific veins in the El Oro Camp: San Rafael, Verde, Borda and Corona. Mining of these veins is reported to have stopped for financial reasons (see below*) and not due to lack of ore. The San Rafael vein produced in excess of 5 million gold equivalent ounces (oz) over 45 years and had an average production grade of 10 grams gold per tonne (g/t Au) and 120 grams silver per tonne (g/t Ag) over an average width of 10 m. Production occurred over a vertical depth of 250 m and over a strike length approaching 3.5 kilometres (km).

*The veins on the El Oro property have been worked since the late 1700’s. The height of activity began in 1904 with the Gold Mining & Railway Company. For 33 years four companies produced gold and silver, predominantly from the San Rafael vein. In excess of 13 million tonnes grading 10.8 grams gold and 160 grams silver were produced. In 1938, all of the mines and properties were acquired by the Las Dos Estrellas Mining Company. Shortly thereafter, a tailings dam collapsed and compensation costs bankrupted the Las Dos Estrellas Mining Co. so the properties were transferred to the workers. Operating as individuals proved to be very costly resulting in closure of the mines in 1959.

The El Oro Mines have collectively been described as some of the most significant high-grade, gold-silver producers in the history of Mexican mining, with past production of approximately 20 million gold equivalent oz. El Oro hosts the largest known vein systems in the region with past production from veins varying between 1 and 70 m in width.

Geophysical surveys are also underway on the property and are expected to delineate additional drill targets. These surveys and their results will be discussed in future.

The Option agreement, entered into jointly (50/50) by Canaco and Candente, gives the combined companies the right to earn up to a seventy percent (70%) interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares), held by Luismin. (See News Release 166, dated May 12th, 2006.) Funds are in place for completion of the Phase I drilling and all year one option obligations.

Additional information on the companies and the El Oro property is available at www.candente.com and www.canaco.ca. Candente and Canaco have chosen to jointly explore at El Oro to take advantage of the companies combined abilities and successful track records in exploration, discovery, project development and mining operations. The companies have formed a Mexican subsidiary named Minera CCM SA de CV to operate this joint venture. Michael J. Casselman, Director, Candente and Andrew Lee Smith, P.Geo. Chairman and CEO, Canaco, are the Qualified Persons as defined by NI 43-101 for the project discussed above and they have read and approved the contents of this release.

Joanne C. Freeze, P.Geo.

Andrew Lee Smith, P.Geo.

President and CEO, Candente

Chairman and CEO, Canaco

For further information please contact:

Evelyn Cox (604) 689-1957 or toll free 1-877-689-1964

Nick Watters, 604-488-0822 or 1-866-488-0822

Email: info@candente.com

Email: investors@canaco.ca

This News Release may contain forward -looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

NEWS RELEASE

DNT: TSX

Release No. 198

STANDARD BANK FINANCIAL ADVISOR FOR CANARIACO NORTE, PERU

Vancouver, British Columbia, February 12th, 2007. Candente Resource Corp. (DNT:TSX) (“Candente”) reports that the Canariaco Development Committee has appointed Standard Bank Plc (Standard) as Financial Advisor to assist in evaluating all project finance opportunities for advancing the Canariaco project through feasibility and into production. Standard will also assist with technical input into the Canariaco feasibility and other project studies.

Standard Bank Plc is a member of the Standard Bank Group (the “Group”), one of the largest South African banking groups ranked by assets and earnings. The Group had total assets of approximately US$131 billion as of June 30, 2006 and more than 40,000 employees worldwide. The Group has representation spanning 39 countries with an emerging markets focus including extensive expertise in South America.

Candente is a diversified exploration company with a leachable copper deposit in Northern Peru and other copper, gold, silver, and zinc projects in Peru and Mexico. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Evelyn Cox in Vancouver at: (604) 689-1957 or toll free 1-877-689-1964 or info@candente.com www.candente.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

NEWS RELEASE
DNT: TSX
Release No. 199

CANDENTE TRADES ON LIMA STOCK EXCHANGE

Vancouver, British Columbia, February 21st, 2007. Candente Resource Corp. (DNT:TSX) (“Candente”) is pleased to report that it has started trading its common shares today on the Bolsa de Valores de Lima (Lima Stock Exchange) (“BVL”).

For further information please contact Evelyn Cox at: (604) 689-1957 or toll free 1-877-689-1964; or

 info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 199

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

WORK TOGETHER ON CANARIACO NORTE PROJECT, PERU

Vancouver, British Columbia, February 22th, 2007. Candente Resource Corp. (DNT:TSX) (“the Company”) is pleased to report that on Saturday February 17th, they held a meeting with Yehude Simon, the President of the Region of Lambayeque to discuss the advancement of the Canariaco Norte Project.

It was agreed that the Regional Government of Lambayeque and the Company, which operates under Exploraciones Milenio S.A. and Cia. Minera Oro Candente S.A., will work closely together to ensure that the Canariaco project advances as rapidly as possible and in a manner that ensures that the local people benefit as much as possible from an improved infrastructure which includes roads, electricity, education and health facilities.

During the meeting, Thomas R. Rinaldi, V.P. Operations, explained that “the project will be developed under guidelines which require minimal impact and zero contamination from the leaching process. These parameters and others are all in accordance with the Equator Principles”.

Attending the meeting with Presidente Yehude Simon were several key members of the Canariaco Development Team: Thomas R. Rinaldi, V.P. Operations; Ing. Fredy Huanqui V.P. Business Development and Exploration Latin America; Ing. Romulo Mucho, Consultant and ex-Vice Minister of Mines (2004 -2005); Ing. Ricardo Coronado, Manager of Environmental Protection; Luis Enrique Salazar, Manager of Community Relations; as well as Joanne Freeze, P.Geo. President and CEO.

Complete results, maps, cross-sections and all reports on the Canariaco Norte Project can be viewed at: http://www.candente.com/s/PeruProjects_Canariaco.asp

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Evelyn Cox at: (604) 689-1957 or toll free 1-877-689-1964; or

info@candente.com

www.candente.com.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements .